Closing of our Shareholders’ Registry

Shinhan Financial Group (“the Group”) will close its shareholders’ registry from October 7, 2005 until October 13, 2005. Shareholders that are registered in the shareholders’ registry of the Group as of October 6, 2005 will be entitled to indicate their dissent to the proposed small-scale share swap pursuant to which Shinhan Financial Group plans to issue its common shares in exchange for common shares of Shinhan Life Insurance co., Ltd., which was approved by the resolutions of the Group’s board of directors on September 27, 2005. For more details of the share swap, please refer to our current report on Form 6-K dated September 27, 2005.